# Press release

ADR 82-2876

[redacted] October 11, 2004



**VNU ACQUIRES NATIONALE VACATUREBANK.NL**

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced its subsidiary, VNU Business Publications b.v. (the Netherlands), has reached an agreement to acquire the leading Dutch online recruitment company, NationaleVacaturebank.nl. Financial details were not disclosed.

NationaleVacaturebank.nl is the market leading recruitment site in the Netherlands with more than 20,000 published vacancies and 1,8 million unique visitors per month. NationaleVacaturebank.nl competes in the Dutch market with Monsterboard and the national newspaper sites.

NationaleVacaturebank.nl employs 22 people and is based in Groningen, the Netherlands. It will continue to operate as a stand-alone business, managed by its current owner and founder Jan-Peter Cruiming.

Erik Hoekstra, managing director VNU Business Publications b.v. commented: "This acquisition will make us the strongest and leading player in the Dutch on- and off line recruitment market. Together with our Intermediair.nl it will create an ideal portfolio to better serve the needs of our clients, providing them the strongest recruitment solutions for HBO and academic jobs".



**VNU**

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

| | | | |
|---|---|---|---|
| Press contacts | Koen van Zijl | telephone | + 31 23 546 39 35 |
| Investor relations | Rob de Meel | telephone | + 31 23 546 36 00 |

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VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com